SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

12 DECEMBER 2003

AngloGold Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❏

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❏   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❏   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❏   **No**: ☒

Enclosures: ANGLOGOLD AND THE GOVERNMENT OF GHANA FINALISE SUPPORT AGREEMENT AND AGREE DEFINITIVE TERMS OF STABILITY AGREEMENT AND WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT



ANGLOGOLD LIMITED
(Registration number 1944/017354/06)
(Incorporated in the Republic of South Africa)
ISIN : ZAE000043485
JSE Share Code : ANG
("AngloGold")

This announcement does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale or distribution of securities in any jurisdiction in which such offer, sale or distribution is not permitted

ANGLOGOLD AND THE GOVERNMENT OF GHANA FINALISE SUPPORT AGREEMENT AND AGREE DEFINITIVE TERMS OF STABILITY AGREEMENT AND WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT

Further to the announcements of 29 and 30 October 2003 concerning the support of the Government of Ghana (the "Government") for the proposed merger (the "Merger") between AngloGold and Ashanti Goldfields Company Limited ("Ashanti"), as well as agreement on certain fiscal and regulatory undertakings in regards to the combined company ("AngloGold Ashanti") and its operations in Ghana upon implementation of the Merger, AngloGold is pleased to announce that it has:

• entered into a definitive support agreement with the Government in its role as holder of 16.9 per cent of Ashanti's share capital (the "Government Support Deed"); and
• agreed the definitive terms of a stability agreement with the Government concerning certain fiscal and regulatory undertakings in its role as regulator of Ashanti (the "Stability Agreement").

AngloGold and the Government have agreed to enter into the Stability Agreement promptly after approval of such agreement by the Parliament of Ghana (the "Parliament"). The Government has agreed to use its reasonable endeavours to obtain this approval prior to the implementation of the Merger.

Bobby Godsell, CEO of AngloGold commented "We are delighted to have taken this next important step towards the consummation of the merger. We remain very excited by the potential of the combination and look forward to the approval of the merger arrangements by the Parliament of Ghana and Ashanti shareholders in the New Year. We are optimistic that the Merger will be implemented at or around the end of the first quarter in 2004."

As set out in the detailed announcement of 4 August 2003, the Merger is conditional on the support of the Government, both in its capacity as regulator and as shareholder of Ashanti. Details of the Government Support Deed and the Stability Agreement, which formalise the Government's support for the Merger, are set out below.

The Government Support Deed

In terms of the Government Support Deed, the Government has agreed:

• to vote in favour of the scheme of arrangement by which it is proposed to implement the Merger (the "Scheme");
• to vote against any competing acquisition proposal to acquire either a majority interest in Ashanti or all or substantially all of its assets (a "competing acquisition proposal");
• not to sell, transfer, assign, pledge or otherwise encumber its interest in Ashanti; and
• not to solicit any competing acquisition proposal.

AngloGold has agreed in the Government Support Deed:

- with effect from the implementation of the Merger, to nominate, as directors of AngloGold Ashanti, two Ghanaian citizens recommended by the Government and acceptable to the board of directors of AngloGold (the "AngloGold Board") and to Ashanti, in accordance with relevant applicable company laws (in addition to the proposed appointment of Sam Jonah as a director and President of AngloGold Ashanti as previously announced); and
- to submit an application for the listing of AngloGold Ashanti Shares and AngloGold Ashanti Ghanaian Depositary Securities on the Ghana Stock Exchange (the "GSE") to the GSE as soon as reasonably practicable.

The Government Support Deed will automatically terminate if the Stability Agreement is not approved by Parliament by 31 July 2004. The Government Support Deed will also terminate if the transaction agreement as entered into between AngloGold and Ashanti on 4 August 2003, as amended (the "Transaction Agreement"), is terminated in accordance with its terms. However, the obligation of the Government to vote against any competing acquisition proposal will survive the termination of the Government Support Deed for a period of six months after the date of such termination (but in no event later than 31 July 2004), unless termination of the Transaction Agreement occurs:

- by mutual written consent of AngloGold and Ashanti;
- by either AngloGold or Ashanti if any action by any Governmental Authority has the effect of making consummation of the Scheme illegal or otherwise prevents or prohibits consummation of the Scheme;
- by either AngloGold or Ashanti if the Scheme has failed to receive the requisite vote of the members of Ashanti at the Scheme Meeting;
- by either AngloGold or Ashanti if the High Court determines not to issue the Scheme Order and issues an order to this effect; or
- by AngloGold for any other reason.

The Stability Agreement

The Stability Agreement contemplates that the Government will:

- extend the term of the mining lease relating to the Obuasi mine until 2054;
- maintain the royalties payable by Ashanti with respect to its mining operations in Ghana at a rate of 3 per cent for a period of 15 years;
- maintain the corporate tax rate for Ashanti and to fix it for each of its subsidiaries in Ghana at a rate of 30 per cent for a period of 15 years;
- confirm that the Government's rights with respect to the Golden Share apply solely to Ashanti's assets and operations in Ghana; and
- authorise Ashanti and any or all of its subsidiaries in Ghana to retain up to 80 per cent of their exportation proceeds in foreign currencies offshore, or if held in Ghana the Government guarantees the availability of such foreign currency.

The Stability Agreement will also provide that AngloGold Ashanti's Ghanaian operations will not be adversely affected by any new enactments or orders, or by changes to the level of payments of any customs or other duties relating to mining operations, taxes, fees and other fiscal imports or laws relating to exchange control, transfer of capital and dividend remittance for a period of 15 years.

In consideration of the foregoing agreements and undertakings, AngloGold will issue to the Government 2,658,000 AngloGold Ashanti Shares and pay to the Government US$5 million in cash, promptly after the later to occur of: (i) the execution of the Stability Agreement and (ii) the implementation of the Merger. AngloGold has also agreed to pay to the Government US$5 million in cash towards the transaction costs incurred by the Government in its role as regulator of Ashanti.

In consideration of the foregoing agreement and undertakings, AngloGold will also:

- commit to the recapitalisation of the existing mine at Obuasi above 50 level ("Existing Obuasi Mine") as well as to undertake further exploration in regards to the Obuasi Mine below 50 level ("Obuasi Deeps"). AngloGold Ashanti proposes to spend US$220 million on the Existing

Obuasi Mine over the period 1 January 2004 to 31 December 2008. In respect of Obuasi Deeps, by 31 December 2008 AngloGold Ashanti will conclude the required exploration programme and feasibility studies, at an estimated cost of US$44 million. Thereafter, if viable, development of Obuasi Deeps may proceed with preliminary scoping studies indicating an amount of US$570 million to be spent over the life of mine;

- for a period of two years, not implement any new retrenchment programme in Ghana (excluding individual dismissals made from time to time) and to continue to apply Ashanti's existing and approved retrenchment programs;
- establish and/or maintain a community trust in Ghana to which AngloGold Ashanti will contribute a total amount of 1 per cent of its profits generated in Ghana; and
- implement programmes pertaining to training, Malaria control and improvement of health, safety and working conditions.

The Stability Agreement will terminate automatically should the 2,658,000 AngloGold Ashanti Shares not be issued to the Government or the amount of US$5 million not be paid to the Government within 3 business days of the later to occur of: (i) the implementation of the Merger and (ii) the date of execution of the Stability Agreement. The Stability Agreement will also automatically terminate upon the termination of the Government Support Deed.

In the event that after the Parliament approves the Stability Agreement (i) the Transaction Agreement is terminated by the mutual written consent of AngloGold and Ashanti or (ii) AngloGold wrongfully terminates the Transaction Agreement, AngloGold has agreed to promptly pay the Government US$15 million in cash.

Amendments to Transaction Agreement

AngloGold and Ashanti have also agreed to amend the Transaction Agreement to reflect the agreements reached with the Government. The Transaction Agreement provided that it would terminate if formal agreements, in respect of certain undertakings and support by the Government, were not finalised before 12 December 2003, or such later date as may be agreed by Ashanti and AngloGold. This termination provision has been deleted. In addition, the date on or before which the conditions to the completion of the Merger must be satisfied and/or waived has been extended to 31 May 2004 (or such later date as may be agreed by AngloGold and Ashanti) The Scheme will be conditional upon the receipt of Parliamentary approval of the Stability Agreement and the execution and delivery of the Stability Agreement by the Government. As previously announced, three Ghanaian citizens will be appointed to the AngloGold board as additional directors of AngloGold Ashanti. The parties have amended the Transaction Agreement to provide that one of these directors will be Sam Esson Jonah (who will also be appointed President of AngloGold Ashanti) and the other two will be directors recommended by the Government and acceptable to the AngloGold Board and to Ashanti, in accordance with relevant applicable company laws.

Withdrawal of Cautionary Announcement

Shareholders are referred to the cautionary announcements dated 16 May, 13 June, 4 August, 15 October, 27 October and 14 November 2003, and are advised that as agreement has now been reached with the board of directors of Ashanti and its two major shareholders, Lonmin Plc and the Government, that all terms and conditions related to the Merger have now been agreed and announced to shareholders. The implementation of the Merger remains subject to the fulfilment of the conditions as announced on 4 August 2003.

Consequently, caution is no longer required to be exercised by AngloGold shareholders when dealing in their securities.

Johannesburg
12 December 2003

JSE Sponsor: UBS

For further information contact:

AngloGold

Steve Lenahan	+27 83 308 2200
Charles Carter	+1 212 750 7999
Tomasz Nadrowski	+44 7958 749555
	/ +1 917 912 4641
Andrea Maxey	+61 8 9425 4604

UBS Investment Bank

James Hartop	+44 20 7567 8000

First Africa

Kofi Adjepong-Boateng	+27 11 327 3666

Citigate Sard Verbinnen
(US Media)

Paul Verbinnen	+1 212 687 8080

Citigate Dewe Rogerson
(UK Media)

Patrick Donovan	+44 20 7638 9571

Channel 2
(Ghanaian Media)

David Ampofo	+233 21 666 643

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this announcement and prior announcements relating to the Merger are forward-looking within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, those statements concerning (i) timing, fulfilment of conditions, tax treatment and completion of the Merger, (ii) the value of the transaction consideration, (iii) expectations regarding production and cost savings at the combined group's operations and its operating and financial performance and (iv) synergies and other benefits anticipated from the Merger. Although AngloGold and Ashanti believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

For a discussion of important terms of the Merger and important factors and risks involved in the companies' businesses, which could cause the combined group's actual operating and financial results to differ materially from such forward-looking statements, refer to AngloGold's and Ashanti's filings with the US Securities and Exchange Commission (the "SEC"), including AngloGold's annual report on Form 20-F for the year ended 31 December 2002, filed with the SEC on 7 April 2003 and Ashanti's annual report on Form 20-F for the year ended 31 December 2002, filed with the SEC on 17 June 2003 and any other documents in respect of the Merger that are furnished to the SEC by AngloGold or Ashanti under cover of Form 6-K.

Neither AngloGold, Ashanti nor the combined group undertakes any obligation to update publicly or release any revisions to publicly update any forward-looking statements discussed in this announcement, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

In connection with the Merger, AngloGold will file with, or otherwise furnish to, the SEC a scheme document/prospectus. Investors and security holders are urged to carefully read the scheme document/prospectus regarding the Merger when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the scheme document/prospectus (when it is available) and other documents containing information about AngloGold and Ashanti, without charge, at the SEC's website at www.sec.gov. Copies of the scheme document/prospectus together with any SEC filings that may be incorporated by reference in the scheme document/prospectus may also be obtained free of charge by directing a request to: AngloGold Limited, 11 Diagonal Street, Johannesburg 2001, PO Box 62117, Marshalltown 2107, South Africa, Attention: Chris R. Bull, Company Secretary, telephone +27 11 637 6000, fax: +27 11 637 6624.

UBS Investment Bank and First Africa Group Holdings (Pty) Limited ("First Africa") are acting for AngloGold and no one else in connection with the Merger and will not be responsible to anyone other than AngloGold for providing the protections afforded to clients of UBS Investment Bank or First Africa or for providing advice in relation to the Merger.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date: 12 DECEMBER 2003   By: /s/ C R Bull

                                       Name: C R Bull
                                       Title: Company Secretary